Exhibit 99.8

10753 Macatawa Drive
Holland, Michigan 49424
(616) 820-1444

May 10, 2011

Dear Shareholder:

          Macatawa Bank Corporation is offering shares of its common stock in a rights offering. We have issued to you, free of charge, one subscription right for each whole share of common stock that you held as of record on May 2, 2011.

          As of May 2, 2011, you held shares of our common stock in your 401(k) Plan account. You may exercise your subscription rights with respect to those shares of common stock. For the purposes of the rights offering, you will be treated as a record shareholder, and any shares that you elect to purchase in the rights offering will be credited to you directly in book-entry form, and will not be credited to you in your 401(k) Plan account. You may not use funds in your 401(k) Plan account to purchase shares in the rights offering.

          Each subscription right allows you to purchase one share of our common stock at a subscription price of $2.30 per share. We have issued to you the enclosed subscription rights certificate to document your subscription rights. You may not sell, transfer or assign your subscription rights certificate to anyone else.

          You must act promptly if you wish to purchase shares in the rights offering. If you wish to exercise your subscription rights, you must properly complete the enclosed subscription rights certificate and deliver it to our subscription agent, Registrar and Transfer Company, before 5:00 p.m., Eastern Time, on June 7, 2011. You must also submit payment for all of the shares of common stock you wish to buy in the form of a check that clears before the expiration date or by wire transfer of same day funds before the expiration date. If you wish to use any other form of payment, you must obtain prior approval of the subscription agent and make arrangements in advance with the subscription agent for the delivery of payment. The subscription rights will expire if you fail to exercise them by the deadline on June 7, 2011, unless we extend the expiration date in our discretion. Once you have exercised your subscription rights, you may not cancel, revoke or otherwise amend the exercise of your subscription rights.

          There is no over-subscription privilege, which means that once you have exercised all of your subscription rights, you cannot subscribe to purchase any additional shares in the rights offering. However, we are also offering additional shares of our common stock in a public offering at a purchase price of $2.30 per share. If you are interested in purchasing additional shares in the public offering, you should complete the enclosed expression of interest form and return it to Macatawa Bank Corporation.

          Enclosed for your additional information are copies of the following documents:
•	Prospectus;

•	Subscription Rights Certificate;

•	Instructions For Use of Subscription Rights Certificates;

•	Expression of Interest to Participate in the Public Offering;

•	A return envelope addressed to Registrar and Transfer Company, our subscription agent.

          The first three documents listed above provide additional information on the rights offering, the Company and the steps you must take if you wish to exercise all or some of your subscription rights. You should read all of these documents carefully in their entirety.

          Additional copies of the enclosed materials may be obtained from our information agent, Eagle Rock Proxy Advisors, LLC, by calling (855) 612-6974 (toll free).
Very truly yours,

MACATAWA BANK CORPORATION

Date: May 10, 2011	By:	Ronald L. Haan
Chief Executive Officer

YOU MUST ACT PROMPTLY. YOUR SUBSCRIPTION RIGHTS EXPIRE ON JUNE 7, 2011. IF YOU HAVE QUESTIONS OR WOULD LIKE ASSISTANCE EXERCISING YOUR SUBSCRIPTION RIGHTS, PLEASE CONTACT OUR INFORMATION AGENT FOR THE RIGHTS OFFERING, EAGLE ROCK PROXY ADVISORS, LLC, BY CALLING (855) 612-6974 (TOLL FREE).